
10032810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2010
Washington, DC
110

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2009 (MM/DD/YY) AND ENDING October 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 3050
(No. and Street)



San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California
County of San Francisco
Subscribed ans sworn to (or affirmed) before me on this 6 day of December, 2010 by Philip Y. Leung proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

Notary Public

Signature

PRESIDENT
Title


PAMELA KAHN
Commission # 1894855
Notary Public - California
San Francisco County
My Comm. Expires Aug 3, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Montrose Securities International:

We have audited the accompanying statement of financial condition of Montrose Securities International (the Company) as of October 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 27, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE℠

Montrose Securities International
Statement of Financial Condition
October 31, 2010

Assets

Cash	$ 1,412,428
Cash and securities segregated under federal and other regulations	56,219
Accounts receivable	3,507
Furniture and equipment, net	5,725
Deposits	5,035
Total assets	$ 1,482,914

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$ 66,274
Pension payable	120,893
Income taxes payable	4,350
Total liabilities	191,517

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	870,000
Retained earnings	391,397
Total stockholder's equity	1,291,397
Total liabilities and stockholder's equity	$ 1,482,914

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Income
For the Year Ended October 31, 2010

Commission income	$ 3,395,842
Commission expenses	1,369,190
Net commissions	2,026,652
Operating expenses	
Employee compensation and benefits	1,411,221
Communications	14,167
Occupancy and equipment rental	49,380
Taxes, other than income taxes	21,159
Other operating expenses	516,520
Total operating expenses	2,012,447
Income (loss) from operations	14,205
Interest income	3,903
Net income (loss) before income tax provision	18,108
Income tax provision	5,150
Net income (loss)	$ 12,958

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at October 31, 2009	$ 30,000	$ -	$ 378,439	$ 408,439
Proceeds from paid-in capital	-	870,000	-	870,000
Net income (loss)	-	-	12,958	12,958
Balance at October 31, 2010	$ 30,000	$ 870,000	$ 391,397	$ 1,291,397

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ 12,958
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 2,308	
(Increase) decrease in assets:		
Cash and securities segregated under federal and other regulations	56,978	
Accounts receivable	5,315	
Increase (decrease) in liabilities:		
Commissions payable	(61,604)	
Pension payable	(136,886)	
Income taxes payable	(3,521)	
Total adjustments		(137,410)
Net cash provided by (used in) operating activities		(124,452)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	870,000	
Net cash provided by (used in) financing activities		870,000
Net increase (decrease) in cash		745,548
Cash at beginning of year		666,880
Cash at end of year		$ 1,412,428
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 8,627	

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Notes to Financial Statements
October 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Montrose Securities International (the "Company") was incorporated in the State of California on November 22, 1993. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company trades in international and domestic equities. The Company maintains a correspondent brokerage relationship with several broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through December 27, 2010, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $56,219 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II)

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture	$ 44,599	7
Computers	35,413	5
Office equipment	15,346	5
	95,358	

Montrose Securities International
Notes to Financial Statements
October 31, 2010

Note 3: FURNITURE AND EQUIPMENT, NET (Continued)

Less: accumulated depreciation	(89,633)
Furniture and equipment, net	$ 5,725

Depreciation expense for the year ended October 31, 2010, was $2,308.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ 3,075
State	2,075
Total income tax expense (benefit)	$ 5,150

Note 5: RELATED PARTY TRANSACTIONS

The Company shares facilities with Montrose Asset Management, LLC ("Montrose"), which shares common ownership with the Company. The Company pays certain operating expenses relating to administrative expenses and various equipment on behalf of Montrose.

Montrose has performed consulting services for the Company and at October 31, 2010, has been paid $200,000 for those services.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: PENSION PLAN

The Company maintains a section 412 (i) qualified defined benefit plan. This is often referred to as a "fully insured retirement plan." All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit or a resident alien. Under this plan the Company is allowed to "carve out" employees, in a non–discriminatory fashion, from participating in the plan. Plan assets must be maintained in either life insurance or fixed annuities/contracts and have an IRS letter of determination. For the year ended October 31, 2010, the Company contributed $208,984 to the plan, of which $120,893 is payable.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in San Francisco, California under a sixty (60) month operating lease expiring July 31, 2011. Future minimum lease expenses are as follows:

At October 31, 2010, the minimum annual payments are as follows:

Year Ending October 31,	
2011	$ 61,488
2012 & thereafter	-
	$ 61,488

Contingencies

The Company maintain several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC'"), up to $250,000. At times during the year ended October 31, 2010, cash balances held in the financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

During the year ended October 31, 2010, the Company settled a meritless non exempted employment lawsuit that was brought by a former employee, outside of a FINRA arbitration. The settlement agreement called for the Company to pay out $35,000. This amount is included on the financial statements under other operating expenses.

The Company maintains a commission recapture/rebate program. Under this program, the Company rebates a portion of its commission income back to its customers.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending October 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After December 15, 2008
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After November 15, 2008
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After December 15, 2008
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After June 15, 2009
2009-17	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2010, the Company had net capital of $1,277,130 which was $1,027,130 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($135,298) to net capital was 0.11 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $7,858 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 1,284,988
Adjustments:		
Retained earnings	$ (6,780)	
Non-allowable assets	(1,078)	
Total adjustments		(7,858)
Net capital per audited statements		$ 1,277,130

Montrose Securities International
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2010

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	870,000	
Retained earnings	391,397	
Total stockholder's equity		$ 1,291,397
Less: Non-allowable assets		
Accounts receivable	(3,507)	
Property and equipment, net	(5,725)	
Deposits	(5,035)	
Total non-allowable assets		(14,267)
Net capital		1,277,130
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,020	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 1,027,130
Ratio of aggregate indebtedness to net capital	0.11 : 1	

There was a difference of $7,858 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated October 31, 2010. See Note 11.

See independent auditor's report

Montrose Securities International
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2010

Credit Balances

Free credit balances and other credit balances in customers' security account		
Customer payable	$ -	
Customer payable	-	
Total credits		$ -

Debit Balances

Debit balances in customer's cash and margin acounts excluding unsecured accounts and accounts doubtfull of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	
Failed to deliver of customers' securities not older 30 calendar days	-	
Total debits		-

Reserve Computation

Excess of total debits over total credits	$ -
Amount held on deposit in reserve account at October 31, 2010	$ 56,219
Deposit (withdrawal) after year end	$ -
Amount in reserve account	$ 56,219

Montrose Securities International
Schedule III-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2010

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

See independent auditor's report.

Montrose Securities International
Schedule IV-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of October 31, 2010

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended October 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Montrose Securities International:

In planning and performing our audit of the financial statements of Montrose Securities International (the Company), as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE℠

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 27, 2010

Montrose Securities International

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended October 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Montrose Securities International

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Securities Investor Protection Corporation Assessments and Payments (Forms SIPC-6 and SIPC-7) of Montrose Securities International ("the Company") for the period from April 1, 2009 to October 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the period from November 1, 2009 to October 31, 2010, with the amounts reported in General Assessment Reconciliations (Forms SIPC-6 and SIPC-7);

3. Compared any adjustments reported in Forms SIPC-6 and SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in Forms SIPC-6 and SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with Forms SIPC-6 and SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Forms SIPC-6 and SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Montrose Securities International taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 27, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

Montrose Securities International
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period Ended October 31, 2010

	Amount
Total assessment	$ 5,076
SIPC-6 general assessment Payment made on May 17, 2010	(2,975)
SIPC-7 general assessment Payment made on December 6, 2010	(2,101)
Total assessment balance due	$ -